                                                                       Exhibit 1

FOR FURTHER INFORMATION:

AT THE COMPANY:                           AT FRB|WEBER SHANDWICK
--------------                            -----------------------
Bob Ende                                  WORLDWIDE:
                                          ----------
Senior Vice President of Finance    General Info:  Marilynn Meek  (212) 445-8451
COMFORCE Corporation                Investor Info: Nicole Engel  (212) 445-8452
(516) 437-3300
bende@comforce.com

FOR IMMEDIATE RELEASE
March 20, 2003

                         COMFORCE CORPORATION ANNOUNCES
                      FOURTH QUARTER AND FULL YEAR RESULTS

Woodbury, NY - March 20, 2003 - COMFORCE Corporation (ASE: CFS), a leading provider of high-tech professional staffing, consulting and outsourcing services, today reported results for its fourth quarter and year ended December 29, 2002. Revenues for the quarter were $91.0 million, down 5.8% from $96.6 million in the prior year period. Revenues were impacted by continued moderate corporate spending, particularly in sales to Telecom, Information Technology, Technical Service, and Other Staffing Service customers in the Company's Staff Augmentation segment. Service revenues in the Financial Outsourcing Services segment were also lower as the Company's customers were impacted by the soft economy. The decline in revenues was partially offset by solid growth in PRO Unlimited, which had a 42.1% growth in revenues in the fourth quarter of 2002, compared to the fourth quarter of 2001. (Revenues and cost of goods sold have been reclassified for 2001 and 2002 in accordance with EITF 01-14, discussed below.)

         Gross profit for the fourth quarter of 2002 was $17.0 million, or 18.6% of sales, compared to $18.6 million, or 19.3% of sales for the fourth quarter of 2001. Operating loss for the fourth quarter was $(15.9) million, compared to operating income of $909,000 for the comparable period last year. In the fourth quarter of 2002, under the provisions of SFAS 142, the Company recorded a non-cash charge to operating income for goodwill impairment of $19.0 million. In the fourth quarter of 2001, the Company recorded a non-cash charge for $2.4 million related to uncollectible funding and service fees receivable, which reduced operating income by that amount. Excluding these charges, operating income for the fourth quarter before depreciation and amortization was $4.1 million, compared to $5.3 million for the comparable period last year, a decrease of 21.2%. This decrease was the result primarily of lower revenues and a lower gross margin percentage due primarily to PRO Unlimited representing a higher percentage of total Company revenue, partially offset by lower selling, general and administrative expenses.

         The Company's interest expense for the fourth quarter of 2002 was $3.8 million compared to $4.3 million for the fourth quarter of 2001. This decrease is principally due to lower market interest rates and lower borrowing levels under its bank credit facility.

         The Company recorded a net loss of $(18.5) million, or $(1.11) per basic and diluted share in the fourth quarter of 2002, compared to a net loss of $(2.0) million, or $(0.12) per basic and diluted share in the same period last year.

         COMFORCE is benefiting from the positive effect of the elimination of goodwill amortization under SFAS 142, which would have amounted to $1.0 million, or $0.06 per basic and diluted share, net of tax, for the fourth quarter of 2002.

Full Year Results

         COMFORCE reported revenues of $381.5 million for the year ended December 29, 2002, down 14.4% from revenues of $445.9 million for full year 2001. The current economic climate continues to affect all business segments particularly in sales to customers in certain areas of the Staff Augmentation segment, including Telecom, Information Technology, Technical Service, and other Staffing Services. Financial Outsourcing was also appreciably lower for the twelve months of 2002, compared to the same period last year. The lower sales were partially offset by the 29.4% year-over-year growth in revenues by PRO Unlimited for full year 2002.

         Gross profit for fiscal 2002 was $69.7 million, or 18.3% of sales, compared to $90.3 million, or 20.2% of sales for fiscal 2001. Operating loss for the year ended December 29, 2002 was $(7.4) million as compared to operating income of $17.0 million for the year ended December 30, 2001. In fiscal 2002, under the provisions of SFAS 142, the Company recorded a non-cash charge for goodwill impairment of $74.0 million of goodwill, including $55.0 million reported in the first quarter (recorded as a cumulative effect of a change in accounting principle) and an additional $19.0 million write-off of goodwill (discussed above) taken in the fourth quarter, which eliminated all operating income for fiscal 2002 and resulted in an operating loss for the year. In 2001, the Company recorded a non-cash charge of $2.4 million related to uncollectible funding and service fees receivable, which reduced operating income for 2001 by that amount. Excluding these charges, operating income for fiscal 2002 before depreciation and amortization was $15.6 million, compared to $27.3 million for the comparable period last year. This decrease was the result primarily of lower revenues and gross margins, partially offset by lower selling, general and administrative expenses.

         The Company's interest expense for fiscal 2002 was $16.0 million, compared to $20.0 million for fiscal 2001. This decrease is principally due to the Company's previously reported repurchases (or exchanges for lower yielding obligations) of its 12% Senior Notes and 15% Senior Secured PIK Debentures in 2001 and lower market interest rates and lower borrowing levels under its bank credit facility in 2002.

         Excluding the cumulative effect of a change in accounting principle relative to the Company's write-off of goodwill in the amount of $52.8 million, net of taxes in the first quarter of 2002, the Company recorded a net loss of $(21.2) million, or $(1.28) per basic and diluted share for the full year, compared to a net income of $6.0 million or $0.36 per basic and diluted share for full year 2001. Including the cumulative effect of a change in accounting principle the Company recorded a net loss of $(74.0) million, or $(4.45) per basic and diluted share for 2002, compared to net income of $6.0 million or $0.36 per basic and diluted share for 2001.

         During the second quarter 2002, COMFORCE adopted SFAS 145, which required a reclassification of the gain on the extinguishment of debt, net of related income tax effect, as a result of the Company's previously announced repurchase of a portion of its public debt at a discount in the first and third quarters of 2001. For the twelve month period ended December 30, 2001, the gain, before any tax effect, was recorded as other income and the income before tax and the provision for income taxes line items were adjusted accordingly. The adoption of SFAS 145 had no impact upon its consolidated balance sheet or net income in its consolidated statement of operations.

         COMFORCE is benefiting from the positive effect of the elimination of goodwill amortization under SFAS 142, which would have amounted to approximately $3.9 million, or $0.24 per basic and diluted share, net of tax, for the full year 2002.

         The Company adopted Emerging Issues Task Force Issue No. 01-14, Income Statement Characterization of Reimbursements Received for `Out-of-Pocket' Expenses Incurred effective as of the beginning of fiscal 2002. Accordingly, reimbursements received by the Company for out-of-pocket expenses are now characterized as revenue. Prior to adoption of EITF 01-14, the Company characterized such amounts as a reduction of cost of sales. In accordance with this reclassification, amounts previously reported for revenues and cost of sales have been increased by $8.5 million for 2002 and $8.2 million for 2001. Revenues and cost of sales for the fourth quarters of 2002 and 2001 were increased by $1.8 million and $2.0 million, respectively

Comments from Management

         John Fanning, Chairman and Chief Executive of COMFORCE, stated, "Last quarter, we noted that we had fewer billing days in the fourth quarter and we expressed concern about a possible year-end slow-down. These factors, unfortunately, have in fact contributed to lower revenues for the quarter. Sales in

Information Technology continued to suffer as we have yet to see an upturn in that sector. Telecommunications also remains weak. However, we are happy to report that PRO Unlimited continued to make impressive gains for the fourth consecutive quarter. We also remain very optimistic about Healthcare Support Services, a growing part of our business.

         "We are pleased to report that as a result of our dedication to lower costs to keep expenditures in line with our revenues, we reduced general and administrative costs by 17.3% for full year 2002. We remain committed to lowering expenses and improving our balance sheet. Earlier this month we announced the retirement of substantially all of the $12 million of PIK debentures. This is significant since beginning in June the debentures require a cash payment of interest. It has also enabled us to further reduce our interest expense on an annualized basis by $1.8 million.

         "It remains difficult to see too far ahead, particularly in the volatile international political climate in which we find ourselves. Economists are reporting that the economy is not likely to show marked improvement absent positive developments in world affairs. We are optimistic that these matters can be resolved decisively. Currently our first quarter run rates are slightly below fourth quarter levels. To reiterate what we have said in the past, we remain optimistic about COMFORCE and are confident that once the economy does begin to recover, the Company will be well positioned to profit from any increase in demand for the types of services we offer."

COMFORCE Corporation will hold an investor conference call to discuss the Company's financial and operational results at 2:00 p.m. Eastern Time on March 20, 2003. Investors will have the opportunity to listen to the conference call through the Internet through StreetEvents at www.streetevents.com. To listen to the live call, please go to the web site at least 15 minutes before the start of the call. For those who cannot listen to the live broadcast, a replay will be available beginning approximately one hour after the call and continuing for 90 days at the above web site. We expressly disclaim any responsibility for updating the information in the broadcast during the period it remains available for reply.

About COMFORCE

COMFORCE Corporation provides specialty staffing, consulting and outsourcing services primarily to Fortune 500 companies. The Company operates in three businesses segments - Staff Augmentation, Human Capital Management Services and Financial Outsourcing Services. The Staff Augmentation segment provides Healthcare Support Services, including Travel Nurses Unlimited and Nurse Staffing Services, Information Technology (IT), Telecom, Technical Services and Other Staffing Services. The Human Capital Management Services segment provides consulting services for managing the contingent workforce through its PRO Unlimited subsidiary. The Financial Outsourcing Services segment provides payroll, funding and outsourcing services to independent consulting and staffing companies. COMFORCE has forty-seven (47) offices nationwide.

          To view the Company's web page visit http://www.comforce.com

Various statements made in this release concerning the Company's expectations are forward looking statements. The Company may be unable to realize its objectives due to various important factors, including, but not limited to: a continuation of the current recessionary environment, particularly in the aircraft manufacturing, telecom, information technology and other sectors served by the Company, may result in a reduced demand for contingent personnel and create heightened competition for customers that could negatively impact margins; the Company's significant leverage may leave it with a diminished ability to obtain additional financing for working capital, capital expenditures or acquisitions, for retiring higher interest rate debt or for otherwise improving the Company's competitiveness and capital structure or expanding its operations; and the recent effectiveness of new accounting rules will heighten the standards under which the Company must evaluate annually the retention of goodwill on its books and create a greater likelihood that the Company will be required to write-off goodwill in future periods (in addition to the write-offs of $74.0 million in 2002), which could have a material adverse impact on its financial condition and results of operations. Additional important factors are described under "Forward Looking Statements" in Part I, Item 2 of the Company's 10-Q for the quarter ended September 29, 2002 and under "Risk Factors" in the S-3 of the Company filed with the SEC on December 21, 2000 (Registration No. 333-

52356). These disclosures may be accessed through the SEC's web site at "www.sec.gov" and will be forwarded free of charge upon request made to Linda Annicelli, VP of Administration, at COMFORCE Corporation, 415 Crossways Park Drive, P.O. Box 9006, Woodbury, New York 11797, telephone 516-437-3300.

                         COMFORCE CORPORATION AND SUBSIDIARIES

                           Consolidated Balance Sheets
                     December 29, 2002 and December 30, 2001
                   (in thousands, except share and per share amounts)

                                                                                  December 29,    December 30,
                       Assets                                                         2002            2001
                                                                                  ------------    ------------
Current assets:
    Cash and cash equivalents                                                     $      6,378           4,067
    Accounts receivable, less allowance of
       $548 and $829 in 2002 and 2001, respectively                                     45,244          44,091
    Funding and service fees receivable, less allowance of
       $671 and $590 in 2002 and 2001, respectively                                     28,365          35,938
    Prepaid expenses and other current assets                                            6,391           5,733
    Deferred income taxes, net                                                           1,858           1,122
                                                                                  ------------    ------------
                   Total current assets                                                 88,236          90,951

Property and equipment, net                                                             11,612          12,590
Intangible assets, net                                                                     198               -
Goodwill, net                                                                           60,242         134,283
Deferred financing costs, net                                                            2,576           3,307
                                                                                  ------------    ------------

                   Total assets                                                   $    162,864         241,131
                                                                                  ============    ============

                          Liabilities and Stockholders' Equity

Current liabilities:
    Accounts payable                                                              $      2,957           3,440
    Accrued expenses                                                                    37,893          28,487
                                                                                  ------------    ------------
                   Total current liabilities                                            40,850          31,927

Long-term debt                                                                         142,779         154,720
Deferred income taxes, net                                                                 161           1,703
Other liabilities                                                                          315             244
                                                                                  ------------    ------------

                   Total liabilities                                                   184,105         188,594
                                                                                  ------------    ------------

Commitments and contingencies

Stockholders'(deficit) equity:
    Common stock, $.01 par value; 100,000,000 shares authorized,
       16,659,360 and 16,659,173 shares issued and
       outstanding in 2002 and 2001, respectively                                          167             167
    Additional paid-in capital                                                          49,588          49,581
    Accumulated other comprehensive loss                                                   (47)           (309)
    (Accumulated Deficit) retained earnings, since January 1, 1996                     (70,949)          3,098
                                                                                  ------------    ------------

                   Total stockholders' (deficit) equity                                (21,241)         52,537
                                                                                  ------------    ------------

                   Total liabilities and stockholders' (deficit) equity           $    162,864         241,131
                                                                                  ============    ============

                      COMFORCE CORPORATION AND SUBSIDIARIES

                      Consolidated Statements of Operations
                    (in thousands, except per share amounts)
                                   (unaudited)

                                                                        Three Months Ended                Twelve Months Ended
                                                                   December 29,     December 30,     December 29,     December 30,
                                                                       2002             2001             2002             2001
                                                                  --------------   --------------   --------------   --------------
Revenue:
    Net sales of services                                         $       91,015   $       96,618   $      381,501   $      445,888
                                                                  --------------   --------------   --------------   --------------

Costs and expenses:
    Cost of services                                                      74,063           77,978          311,821          355,635
    Selling, general and administrative expenses                          12,817           15,790           54,096           65,388
    Goodwill impairment                                                   19,000                -           19,000                -
    Depreciation and amortization                                          1,015            1,941            4,000            7,835
                                                                  --------------   --------------   --------------   --------------

         Total costs and expenses                                        106,895           95,709          388,917          428,858
                                                                  --------------   --------------   --------------   --------------

Operating (loss) income                                                  (15,880)             909           (7,416)          17,030
                                                                  --------------   --------------   --------------   --------------

Other income (expense):
    Interest expense                                                      (3,836)          (4,268)         (16,007)         (19,990)
    Gain on debt extinguishment                                                -                -                -           15,858
    Other income (loss), net                                                (191)               -               27               40
                                                                  --------------   --------------   --------------   --------------
                                                                          (4,027)          (4,268)         (15,980)          (4,092)

Income (loss) before tax                                                 (19,907)          (3,359)         (23,396)          12,938
Provision (benefit) for income taxes                                      (1,380)          (1,353)          (2,149)           6,898
                                                                  --------------   --------------   --------------   --------------

         Income (loss) before a cumulative effect of a change
            in accounting principle                                      (18,527)          (2,006)         (21,247)           6,040
                                                                  --------------   --------------   --------------   --------------

Cummulative effect of a change in accounting principle -
    goodwill impairment, net of tax benefit of $2,200                          -                -          (52,800)               -
                                                                  --------------   --------------   --------------   --------------
         Net Income (loss)                                        $      (18,527)  $       (2,006)  $      (74,047)  $        6,040
                                                                  --------------   --------------   --------------   --------------

Basic income (loss) per common share:
    Income (loss) before a cumulative effect of a
         change in accounting principle                           $        (1.11)  $        (0.12)  $        (1.28)  $         0.36
    Cummulative effect of a change in accounting principle -
         goodwill impairment                                                   -                -            (3.17)               -
                                                                  --------------   --------------   --------------   --------------
    Net income (loss)                                             $        (1.11)  $        (0.12)  $        (4.45)  $         0.36
                                                                  ==============   ==============   ==============   ==============

Diluted income (loss) per common share:
    Income (loss) before a cumulative effect of a
         change in accounting principle                           $        (1.11)  $        (0.12)  $        (1.28)  $         0.36
    Cummulative effect of a change in accounting principle -
         goodwill impairment                                                   -                -             3.17)               -
                                                                  --------------   --------------   --------------   --------------
    Net income (loss)                                             $        (1.11)  $        (0.12)  $        (4.45)  $         0.36
                                                                  ==============   ==============   ==============   ==============

Weighted average common shares outstanding, basic                         16,659           16,659           16,659           16,659
                                                                  ==============   ==============   ==============   ==============
Weighted average common shares outstanding, diluted                       16,659           16,659           16,659           16,847
                                                                  ==============   ==============   ==============   ==============